UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bayou City Exploration, Inc.
Full Name of Registrant

Former Name if Applicable
632 Adams Street, Suite 700
Address of Principal Executive Office (Street and Number)
Bowling Green, Kentucky 42101
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Bayou City, Inc. (the “Company”) could not file its Quarterly Report on Form 10-Q for the three months ended September 30, 2012 (“Quarterly Report”) within the prescribed time period without unreasonable effort or expense due to unanticipated delays in assembling all information required to prepare, and be included, in the Quarterly Report, including, without limitation, the Company’s consolidated financial statements for the three months ended September 30, 2012.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Stephen C. Larkin	(270)	842-2421
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had a net income of $35,482 for the three months ended September 30, 2012 compared to a net loss of $253,398 for the same period in 2011. The income per common share was $0.04 during the third quarter of 2012 compared to a loss per common share of ($0.87) during the third quarter of 2011. The change from a net loss to a net income in the third quarter of 2012 was primarily the result of turnkey drilling contract (“Turnkey Contract”) revenue being recognized, offset by an increase in dry hole and abandonment costs. Expenses from the third quarter of 2011 to the third quarter of 2012 include a $38,527 decrease in marketing costs, a $37,956 decrease in general and administrative costs, a $14,852 increase in depreciation, depletion and amortization expense, a $8,713 decrease in lease operating expenses and production taxes, and a $44,294 increase in abandonment and dry hole costs.

The Company’s operating revenues increased $325,633 in the three months ended September 30, 2012 as compared to the same period in 2011. This significant increase was primarily a result of recognizing $328,696 of income from Turnkey Fees, whereas no such revenue was realized during the same period in 2011. Revenues from the oil and gas production revenues stayed steady, decreasing only $3,063 from period to period.

The Company’s total operating costs increased $97,873 from three months ended September 30, 2011 compared to the three months ended September 30, 2012. The rise in total costs was primarily a result of $123,923 in Turnkey Contract costs being recognized, whereas no such expense was recognized in the same period for 2012. In addition, the Company saw increases of $44,294 in abandonment and dry hole costs and $14,852 in depreciation, depletion and amortization costs during the period as compared to the three months ended September 30, 2011.

The Company’s increases in operating costs and expenses were offset somewhat by decreases in lease operating expenses and production taxes and general and administrative expenses. Direct operating costs are reflected as lease operating expenses and production taxes on the Company’s statement of operations and were $163 for the three months ended September 30, 2012 as compared to $8,876 during the three months ended September 30, 2011. These costs decreased $8,713 during the period as a result of two large credits received by the Company, which were offset by expenses for equipment sold off by the operator from previously drilled wells.

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The Company’s general and administrative expenses decreased to $123,502 for the third quarter 2012 as compared to $161,458 for the third quarter of 2011. The decrease of $37,956 was attributable to a $12,870 decrease in office rent, as well as an $11,423 decrease in the Company’s auditing and legal expenses.

During the three months ended September 30, 2012, the Company recognized $61,120 in equity earnings from Affiliated Partners, a general partnership in which the Company holds a 25% partnership interest.

Bayou City Exploration, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2012	By:	/s/ Stephen C. Larkin
Name: Stephen C. Larkin Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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